May 16, 2025

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C., 20549

Attention: Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”)

Re: Brookfield Corporation - Form 40-F for the Fiscal Year Ended December 31, 2024 (File No. 001-15160)

Thank you for your comment letter dated May 7, 2025 in connection with the above-referenced Form 40-F (the “40-F”) of Brookfield Corporation, filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2025. For your convenience, we have reproduced your comment below in italics and you will find our response below your comment. Capitalized terms used but not defined in this letter have the respective meanings given to them in the 40-F.

1.	Reference is made to the table of reportable segment measures disclosed on page 151. We note you disclose external and inter-segment/other revenue amounts by segment for fiscal years 2024 and 2023. Please tell us your consideration for disclosing other specified amounts pursuant to guidance outlined within paragraph 23 of IFRS 8.

We respectfully acknowledge the Staff’s comment and advise the Staff that while revenue and intersegment revenue information was included in our segment disclosure in accordance with paragraphs 23(a) and 23(b) of IFRS 8, income and expense line items of the nature contemplated by paragraphs 23(c) through 23(i) of IFRS 8 were either specified amounts not included in the respective segment profitability measure and were not regularly reviewed by or provided to our chief operating decision maker, or alternatively, were not included as we took the time necessary to evaluate the impacts of the IFRS Interpretation Committee’s (the “Committee”) July 2024 agenda decision IFRIC Agenda Decision – Disclosing Revenue and Expenses for Reportable Segments (the “IFRIC agenda decision”). Making the judgments discussed by the Committee, while also considering both the core principle of IFRS 8 Operating Segments and the definition of materiality in IAS 1 Presentation of Financial Statements, presents inherent complexities in our circumstance given the fact that different measures of profitability are used by our chief operating decision maker across our operating segments and the relevant line items included in their determination are inconsistent. In Q1 2025, we completed our analysis of the IFRIC agenda decision and identified certain specified amounts contemplated by paragraph 23 of IFRS 8. We have included footnote disclosure to the tabular presentation of our profitability measures by segment in our interim financial statements as at and for the three-month period ended March 31, 2025 filed with the Commission on Form 6-K on May 13, 2025, which we will prospectively continue to include in future filings. We will also continue to evaluate the income and expenses that may meet the requirements of paragraph 23 of IFRS 8.

BROOKFIELD CORPORATION 181 Bay Street, Toronto, Ontario, M5J2T3 brookfield.com

The presentation included in our interim financial statements as at and for the three-month period ended March 31, 2025, is set forth below:

c)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2025 (MILLIONS)	Asset Management[3]	Wealth Solutions[2]	Renewable Power and Transition[4]	Infrastructure[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total	Note
External revenues	$1,984	n/a	$1,846	$5,625	$6,977	$1,464	$48	$17,944
Inter-segment and other revenues[1]	1,388	n/a	3	—	13	18	(40)	1,382	i
Segmented revenues	3,372	n/a	1,849	5,625	6,990	1,482	8	19,326
DE1	880	430	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO	n/a	n/a	141	183	142	n/a	(170)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	792	n/a	n/a	ii
Common equity	17,266	10,617	4,308	2,148	1,917	24,085	(19,181)	41,160

1.   We equity account for our investment in Oaktree and include our share of the DE at our ownership of 73%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended March 31, 2025, $716 million of revenue from our partner managers was included in our Asset Management segment revenue.

2.	We equity account for our investment in BWS, and as such do not generate consolidated external or inter-segment revenues.
3.	Included in the determination of DE of our Asset Management segment are direct costs of $1.9 billion, other income and gains of $nil, and interest expense of $1.1 billion, prior to the elimination of inter-segment and other amounts. For the three months ended March 31, 2025, $436 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.	Included in the determination of FFO are direct costs of $818 million, $3.1 billion, $4.9 billion, and $29 million, other income and gains of $5 million expense, $378 million income, $214 million income, and $nil, and interest expense of $515 million, $897 million, $828 million, and $179 million of our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, respectively, prior to the elimination of inter-segment and other amounts.
5.	Included in the determination of NOI of our Real Estate segment are direct costs of $1.1 billion, prior to the elimination of inter-segment and other amounts.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned.

Regards,

/s/ Nicholas Goodman

Nicholas Goodman

President & Chief Financial Officer

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